Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The attached press release was issued by Ingersoll Rand on February 14, 2008, and the related slides were posted on Ingersoll Rand’s website.

****

Contact:	Paul Dickard (Media)
(201) 573-3120

Joe Fimbianti (Analysts)
(201) 573-3113

Ingersoll Rand Announces 2007 Full-Year Revenue Growth of 9%;

Completes Sale of Compact Equipment Businesses

•	Fourth-quarter revenues increased by 8% to $2,323 million. Full-year 2007 revenues increased by 9% to $8,763 million.

•	Pre-tax earnings from continuing operations increased by 16% in the fourth quarter of 2007 and by 9% for the full year.

•	Full-year 2007 available cash flow of $714 million.

Hamilton, Bermuda, February 14, 2008 – Ingersoll-Rand Company Limited (NYSE:IR), a leading diversified industrial firm, today announced that total revenues increased by 8% and pre-tax earnings from continuing operations increased by 16% in the fourth quarter of 2007, compared with the 2006 fourth quarter.

The company reported diluted earnings per share (EPS) of $9.06 ($2,518.5 million) for the fourth quarter of 2007. EPS from discontinued operations were $8.45 ($2,347.5 million). The earnings of discontinued operations include three components: a gain on the sale of the Bobcat, Utility Equipment and Attachments (Compact Equipment) businesses of $9.30 per share ($2,584.6 million); a charge of EPS –$1.00 (–$277.0 million), to increase the reserve for expected future asbestos costs; and EPS of $0.15 ($39.9 million), which represent the earnings and retained costs from discontinued businesses.

-more-

EPS from continuing operations of $0.61 ($171.0 million) were negatively impacted by 18 cents per share from a significantly higher effective tax rate of 38.4% in the quarter (see Taxes page 3). Additionally, fourth-quarter earnings from continuing operations included EPS of approximately –$0.03 related to work force reductions throughout the company.

Reported net earnings per share totaled $0.72 ($222.0 million) for the fourth quarter of 2006, with EPS of $0.04 ($11.9 million) from discontinued operations and EPS from continuing operations of $0.68 ($210.1 million).

“The fourth quarter of 2007 included several significant actions, which taken together will complete our portfolio transformation.” said Herbert L. Henkel, chairman, president and chief executive officer. “In the fourth quarter we generated solid revenue growth, demonstrating operational focus and discipline while executing a significant portfolio change.”

Additional Highlights for the 2007 Fourth Quarter

Revenues: The company’s revenues increased by approximately 8% to $2,323 million, compared with revenues of $2,143 million for the 2006 fourth quarter. Approximately 4 percentage points of the revenue increase was attributable to currency. Recurring revenues, which are comprised of parts, service, rental and used equipment, increased by 11% compared with the fourth quarter of 2006 and accounted for 18% of total revenues.

Operating Income and Margin: Operating income of $298.8 million for the fourth quarter of 2007 increased by 7%, compared with $279.1 million for the fourth quarter of 2006, as higher volumes, improved pricing and productivity gains were offset by year-over-year material inflation, restructuring costs and unfavorable product mix. Fourth-quarter 2007 operating margin was 12.9% compared with 13.0% in 2006. Excluding restructuring costs, fourth-quarter 2007 operating margin was 13.4%.

Interest and Other Income/Expense: Interest expense was $36.4 million for the 2007 fourth quarter compared with $36.0 million in the 2006 fourth quarter. Other income totaled $15.0 million for the fourth quarter, compared with $4.9 million in other expense for the fourth quarter of 2006. The year-over-year difference is primarily related to higher interest income from increased cash balances from the sale of businesses, and lower foreign exchange losses and minority interest charges in 2007 compared with the fourth quarter of 2006.

Taxes: The company’s effective tax rate for continuing operations in the fourth quarter of 2007 was 38.4% and reflects significant tax charges taken in the fourth quarter, resulting in a full year rate of 21.8%.

-more-

The most significant of these charges relate to a downward revaluation of foreign tax credits and net operating losses, necessitated by the Compact Equipment and Road Development divestitures; separately, reserves were also increased for anticipated higher tax penalties and interest related to pre-2001 tax years. The impact of these charges to fourth-quarter 2007 earnings from continuing operations is approximately 18 cents per share.

Full-year 2007 Results

Full-year 2007 net revenues were $8,763 million, a 9% increase compared with net revenues of $8,034 million in 2006. Excluding acquisitions and currency, revenues increased by 6%. Operating income for 2007 totaled $1,057.8 million compared with $998.5 million in 2006. Operating margin for 2007 was 12.1%, compared with 12.4% in the prior year. Higher revenues and productivity improvements were partially offset by cost inflation, unfavorable product mix and restructuring costs. Excluding restructuring costs, the 2007 operating margin was 12.4%, equal to 2006.

The company reported full-year 2007 EPS of $13.43 ($3,966.7 million). Earnings per share from discontinued operations were $10.95 ($3,233.6 million). Discontinued operations includes gains on the sale of discontinued construction machinery businesses equal to EPS of $11.04; a charge of –$0.94 per share related to increasing asbestos reserves for the fourth quarter; and earnings equal to approximately $0.85 per share from the earnings and retained costs from discontinued businesses. EPS from continuing operations were $2.48 ($733.1 million). Full-year results also include restructuring costs equal to EPS of –$0.06.

The company reported 2006 EPS of $3.20 ($1,032.5 million), including EPS of $0.83 ($267.5 million) from discontinued operations and EPS of $2.37 ($765.0 million) from continuing operations.

The company continued to be a strong cash generator with full-year available cash flow in 2007 of $714 million. Full year available cash flow also includes a $217 million tax payment.

Discontinued Businesses: During 2007 the company divested its Road Development, Bobcat, Utility Equipment and Attachments businesses for gross proceeds of $6.2 billion. The after-tax gain on the sale of Road Development was recorded in discontinued operations for second-quarter 2007 results and amounted to approximately $635 million. The after-tax gain on the sale of the Bobcat, Utility Equipment and Attachments businesses was recorded in discontinued operations for the fourth quarter and totaled approximately $2.65 billion.

Asbestos Charge: The fourth-quarter 2007 financial statements reflect a non-cash charge to earnings from discontinued operations of $449 million ($277 million after tax) relating to the company’s liability for

-more-

all pending and estimated future asbestos claims through 2053. Prior to the fourth quarter of 2007, Ingersoll Rand recorded a liability (which it periodically updated) for its actual and anticipated future asbestos settlement costs projected seven years into the future. The company did not record a liability for future asbestos settlement costs beyond the seven-year period covered by its reserve because such costs previously were not reasonably estimable. In the fourth quarter of 2007, the company again reviewed its history and experience with asbestos-related litigation and determined that it had now become possible to make a reasonable estimate of its total liability for pending and unasserted potential future asbestos-related claims. With the aid of an outside expert, the company has estimated its total liability for pending and unasserted future asbestos-related claims through 2053 at $755 million.

Fourth-quarter Business Review

The company classifies its businesses into three reportable segments based on industry and market focus: Climate Control Technologies, Industrial Technologies and Security Technologies.

Climate Control Technologies provides solutions to transport, preserve, store and display temperature-sensitive products, and includes the market-leading brands of Hussmann® and Thermo King®. Revenues for the sector of $915 million increased by 6% compared with the fourth quarter of 2006. Worldwide trailer and truck sales expanded by approximately 6%, with strong growth in Europe, Latin America and Asia Pacific offsetting lower activity levels in North America. Worldwide bus, aftermarket parts and sea-going container volumes also expanded. Worldwide revenues for stationary refrigeration increased by approximately 3%. Strong activity in the North American service and installation business offset sluggish volume for display cases in North America and Europe. Reported fourth-quarter 2007 operating margin was 12.4%, compared with 11.0% in the 2006 fourth quarter. The higher margin was due to price realization and significant operating improvements related to restructuring activities, which were partially offset by unfavorable product mix and restructuring costs. Excluding restructuring costs, fourth-quarter operating margin improved to 13.3%.

Industrial Technologies is focused on providing solutions to enhance customers’ industrial and energy efficiency and provides equipment and services for compressed air systems, tools, fluid power production and energy generation systems. This segment includes Club Car® golf cars and utility vehicles. Total revenues in the fourth quarter increased by approximately 10% to $758 million.

Air Solutions revenues increased by 12% with improved activity in industrial and process markets for complete air compressor units and increased revenues from the aftermarket business.

-more-

Productivity Solutions revenues increased by 6%, as expanding activity in material handling and industrial markets outside North America offset sluggish domestic markets, particularly for tools.

Club Car revenues increased by 7% compared with the fourth quarter of 2006, primarily reflecting increased parts and rental revenues, higher sales of utility and off-road vehicles and market share gains in a soft golf market.

The fourth-quarter operating margin for Industrial Technologies of 12.9%, compared with 13.7% last year, reflected higher volumes, improved pricing and productivity savings, which were more than offset by material inflation, restructuring and the cost of growth investments.

Security Technologies includes mechanical and electronic security products; biometric and access-control technologies; security and scheduling software; integration; and services. Fourth-quarter revenues increased by approximately 11% to $650 million with ongoing growth in all geographic regions. Worldwide commercial construction markets drove higher commercial product revenues, especially at schools, universities and health care facilities. Revenues from electronic access control products increased by 21% compared with last year. Residential product revenues in North America increased by approximately 14%. During the fourth quarter, market share gains in both the new-home builder channel and at “Big Box” customers, along with strong sales of newly introduced residential electronic products, offset sharply declining residential market activity. Operating margin of 18.7% decreased compared with 20.0% in 2006. Higher volumes, improved pricing and productivity gains were more than offset by program and start-up costs for new products, unfavorable revenue mix, year-over-year material cost increases, and restructuring costs. Excluding restructuring costs, the fourth quarter operating margin was 19.3%.

Balance Sheet

Total debt at the end of the fourth quarter of 2007 was $1.5 billion. Year-end cash balances totaled $4.7 billion from strong year-end cash flow and the proceeds from divested businesses. The debt-to-capital ratio was approximately 15.4% at the end of the fourth quarter.

Acquisition of Trane

The company announced on December 17, 2007, that it has executed a definitive agreement to acquire Trane Inc. (NYSE:TT), formerly American Standard Companies Inc., in a transaction currently valued at approximately $9.5 billion. This transaction, which is expected to close during the second quarter of 2008, is subject to approval by Trane shareholders, regulatory approval and customary closing conditions.

-more-

Trane is a global leader in indoor climate control systems, services and solutions and provides systems and services that enhance the quality and comfort of the air in homes and buildings around the world. The company offers customers a broad range of energy-efficient heating, ventilation and air conditioning systems; dehumidifying and air cleaning products; service and parts support; advanced building controls; and financing solutions. The company’s systems and services have leading positions in premium commercial, residential, institutional and industrial markets; a reputation for reliability, high quality and product innovation; and a powerful distribution network. Trane’s 2007 annual revenues were $7.45 billion. Trane has more than 29,000 employees and 34 production facilities worldwide.

Henkel said, “The combination of Ingersoll Rand and Trane will create a global, diversified industrial company with pro-forma 2007 revenues of $16.2 billion. The new Ingersoll Rand portfolio will include an $11 billion Climate Control business which will offer high value equipment, systems and services necessary for delivering solutions across the temperature spectrum for indoor, stationary, and transport applications worldwide.

“As a result of expected revenue and cost synergies, we are confident that this acquisition will improve Ingersoll Rand’s future earnings growth potential. It is anticipated that the combined companies will provide annual pre-tax cost and revenue synergies exceeding $300 million by 2010. Anticipated synergies include purchase material savings through supplier rationalization and procurement leverage, improvement in manufacturing costs and lower general and administrative costs. Longer term, we will benefit from synergies related to cross selling and service revenue expansion. We have started integration planning in a phased approach focused on areas critical to short- and long-term success as a combined company. We have formed 14 integration teams made up of both Ingersoll Rand and Trane employees in critical business areas such as: procurement, combined corporate and shared services organizations, facility co-location, service and parts, and long-term growth initiatives. These teams are led by 20 vice-president level, functional experts, coordinated by a full-time program office.

“This acquisition represents a significant next step in Ingersoll Rand’s decade-long transformation to become a leading global diversified industrial company, with strong market positions across the climate control, industrial and security markets,” said Henkel. “The acquisition of Trane meets our long-term objectives of significantly increasing consistency of revenue and income streams, adding strong brands and market positions, and further strengthening the organic growth potential of our portfolio. Trane’s leadership position in the global commercial and residential climate control industry enhances our own highly regarded Hussmann and Thermo King brands,” said Henkel.

2008 Outlook

“Ingersoll Rand had a solid close to the year and has continuing momentum as it enters 2008. Many of Ingersoll Rand’s major end markets continued to experience solid demand as we closed out 2007, and

-more-

orders increased by about 7% compared with last year. Our backlog at year end increased in all of our business segments and was up by more than 20% overall compared with year-end 2006,” said Henkel. “Based on our recent order pattern and a review of customer and channel activity, we expect moderate growth in 2008. We expect slow growth in North America and Western Europe and continued brisk growth in the developing economies of Eastern Europe, Asia and Latin America. Consistent with this environment, we anticipate revenue growth of approximately 6% to 7% for 2008, with 2% related to currency. Operating margins are expected to increase by 1.0 to 1.5 percentage points in 2008 based on higher volumes, improved cost productivity and a somewhat lower level of material cost inflation relative to the past few years.

“Trane has announced that it is projecting a 5% to 6% increase in total revenues for 2008, with a 6% increase in commercial equipment, and a 10% year-over-year improvement in commercial services. Residential equipment revenues are projected to be flat to down slightly compared with 2007. Total 2008 revenues are expected to approximate $7.9 billion. Trane’s 2008 operating income is forecast to increase by 10% to 15% to $785 to $830 million.

“Based on a projected May 31 closing date, Ingersoll-Rand’s full year 2008 earnings from continuing operations are forecast to be $3.80 to $3.90 per share, with discontinued operations at 6 cents per share of cost. It is anticipated that the Trane acquisition will require a number of one-time charges, primarily inventory step up, currently estimated at $0.40 to $0.45 per share. These charges are not reflected in our full-year forecast. This full year forecast reflects a tax rate of 22-23% for continuing operations and an average diluted share count of 312 million shares. Available cash flow in 2008 is anticipated to exceed $1.1 billion.

“We expect end market activity and material costs in the first quarter of 2008 to be consistent with the fourth quarter of 2007. As a result, we expect Ingersoll Rand’s first-quarter 2008 revenue growth of 6% to 7% compared with 2007 and earnings from continuing operations in a range of $0.72 to $0.77 per share,” said Henkel. “First-quarter 2008 discontinued operations are forecast at $(0.02) per share of costs, resulting in first-quarter 2008 total earnings in the range of $0.70 to $0.75 per share compared with EPS of $0.70 for the first quarter of 2007. First quarter 2008 earnings will include a substantial year-over-year increase in interest income from high cash balances related to recent divestitures. This benefit will be partially offset by a higher projected tax rate of approximately 22% for continuing operations.”

Note: Available cash flow consists of cash flow from operating activities excluding discretionary pension contributions less capital expenditures.

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and

-more-

operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

# # #

2/14/08

(See Accompanying Tables)

-more-

INGERSOLL-RAND COMPANY, LIMITED

Condensed Consolidated Income Statement

(In millions, except per share amounts)

UNAUDITED

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
Net revenues	$2,323.3	$2,143.0	$8,763.1	$8,033.7
Cost of goods sold	1,658.2	1,539.3	6,272.0	5,768.4
Selling & administrative expenses	366.3	324.6	1,433.3	1,266.8

Operating income	298.8	279.1	1,057.8	998.5
Interest expense	(36.4)	(36.0)	(136.2)	(133.6)
Other income/ (expense), net	15.0	(4.9)	15.9	(7.3)

Earnings before income taxes	277.4	238.2	937.5	857.6
Provision for income taxes	106.4	28.1	204.4	92.6

Earnings from continuing operations	171.0	210.1	733.1	765.0
Discontinued operations
Operations, net of tax	(237.1)	11.8	(28.1)	266.7
Gain on sale of businesses, net of tax	2,584.6	0.1	3,261.7	0.8

Net earnings	$2,518.5	$222.0	$3,966.7	$1,032.5

Basic earnings per share
Continuing operations	$0.87	$0.65	$2.80	$2.22
Discontinued operations	12.50	0.07	15.14	0.82

	$13.37	$0.72	$17.94	$3.04

Diluted earnings per share
Continuing operations	$0.61	$0.68	$2.48	$2.37
Discontinued operations
Operations, net of tax	(0.85)	0.04	(0.09)	0.83
Gain on sale of businesses, net of tax	9.30	—	11.04	—

	$9.06	$0.72	$13.43	$3.20

Weighted-average number of common shares outstanding:
Basic	274.5	306.5	285.3	339.7
Diluted	278.0	310.0	295.3	323.1

SEE ATTACHED RELEASE FOR ADDITIONAL INFORMATION

INGERSOLL-RAND COMPANY LIMITED

Business Review

(In millions, except percentages)

UNAUDITED

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
Climate Control Technologies
Net revenues	$915.4	$863.9	$3,372.4	$3,171.0
Operating income	113.3	94.7	382.6	356.0
and as a % of Net revenues	12.4%	11.0%	11.3%	11.2%

Industrial Technologies
Net revenues	758.0	691.4	2,877.1	2,577.7
Operating income	97.7	94.9	392.0	351.8
and as a % of Net revenues	12.9%	13.7%	13.6%	13.6%

Security Technologies
Net revenues	649.9	587.7	2,513.6	2,285.0
Operating income	121.7	117.7	433.5	400.2
and as a % of Net revenues	18.7%	20.0%	17.2%	17.5%

Total
Net revenues	$2,323.3	$2,143.0	$8,763.1	$8,033.7
Operating income	332.7	307.3	1,208.1	1,108.0
and as a % of Net revenues	14.3%	14.3%	13.8%	13.8%

Unallocated corporate expense	(33.9)	(28.2)	(150.3)	(109.5)

Consolidated operating income	$298.8	$279.1	$1,057.8	$998.5

and as a % of Net revenues	12.9%	13.0%	12.1%	12.4%

SEE ATTACHED RELEASE FOR ADDITIONAL INFORMATION

Fourth Quarter 2007 Results February 14, 2008

Q4 2007
This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.  Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties.  Actual results may differ materially from the results anticipated in these forward-looking statements.  The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments.
Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006
Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov).  Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc.  In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION,
INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER
RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION.  The final proxy statement/prospectus will be mailed to Trane’s stockholders.  Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s
Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge
Road, Montvale, NJ 07645 Attention: Investor Relations,  (201) 573-0123, or for Trane Inc., to Trane Inc., One Centennial Avenue, Piscataway, NJ  08855
Attention:  Investor Relations,  (732) 980-6125.
IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-
K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Safe Harbor

Q4 2007
Transformational Year
•
Maintained Operations Focus … While Executing
Significant Portfolio Transformation
•
Completed portfolio transformation:
– Closed sale of Road Development to Volvo for $1.3 billion
– Closed sale of Bobcat, Utility Equipment & Attachments to
Doosan for $4.9 billion
– Announced agreement to acquire Trane
•
Revenue growth +9%
– EPS Continuing Operations of $2.48
– Total EPS of $3.33, up 4%
– Available Cash Flow $714M
Strong operating performance for 2007

4 Q4 2007 $2,143 2006 Fourth Quarter 2007 Revenues 2007 $2,323 12.9% Operating Margin 13.0% 8% ($ Millions) Excl. Restructuring 13.4% Continued Solid Revenue Growth in Q4

Q4 2007
Fourth Quarter Revenue Growth
Broad-Based Growth … Reflects Diversification Strategies
17%
Americas
Asia Pacific
Asia Pacific
ESA
Americas
4%
Industrial
Security
Climate
10%
6%
12%
11%
Segment Revenue Growth
Geographic Revenue Growth Revenue by Geography (% of Total)
11%
Currency
Neutral
Total
Growth
FX
ESA
26%

Q4 2007
2007 Revenue Growth
6% 6% 7% 6% 7%
Climate Control Technologies
12% 10% 13% 12% 12%
Industrial Technologies
10% 11% 11% 8% 10%
Security Technologies
9% 8% 10% 9% 10% Total Operations
FY ’07 Q4 Q3 Q2 Q1
Full Year 2007 Revenue Growth of 9%

Q4 2007
Fourth Quarter 2007 Results
$0.61
$9.06
Continuing Operations:
2007
Revenues $2,323.3
Operating income 298.8
Interest expense (36.4)
Other income/(expense) 15.0
Earnings before taxes 277.4
Taxes (106.4)
Earnings from continuing Operations $171.0
Discontinued Operations
(237.1)
Net earnings
$2,518.5
$0.68
$0.72
2006
$2,143.0
279.1
(36.0)
(4.9)
238.2
(28.1)
$210.1
11.8
$222.0
Diluted EPS
– Discontinued Operations
– Net Earnings
– Continuing Operations
(0.85) 0.04
Operations
Operations
Gain on Sales of Businesses
2,584.6
0.1
($ Millions, except EPS)
9.30
0.00
Gain on Sales of Businesses
Memo: Tax Rate
11.8% 38.4%

Q4 2007
$864
2006
Q4’07: Climate Control Technologies
•
Truck & Trailer revenue up 6%
– ESA & Asia growth
– N. America decline
•
Marine container, bus &
aftermarket growth
•
Stationary Refrigeration up 3%
– 8% increase in Americas & Asia,
decline in ESA
•
Operating Margin
– Price realization, significant
productivity & operational
improvements
– Partially offset by unfavorable mix
& restructuring expense
2007
$915
12.4%
Operating
Margin
11.0%
6%
Revenues
Excl.
Restructuring
13.3%
($ Millions)

Q4 2007
Q4’07: Industrial Technologies
•
Organic revenue growth 9%
•
Air Solutions up 12%
– 11% organic growth
– Strong growth outside North America
– Recurring revenues up 10%
•
Productivity Solutions growth of 6%
– Double-digit gains in ESA & Asia
– Softness in N. America
•
Club Car up 7%
– Modest growth in utility, 4x4 vehicles
and aftermarket
– Continued share gains in soft golf
market
•
Operating Margin
– Favorable price, productivity
– Offset by inflation, mix, growth
investment costs
$758
$691
12.9%
Operating
Margin
13.7%
10%
2006 2007
Revenues
($ Millions)

Q4 2007
Q4’07: Security Technologies
$650
$588
18.7%
Operating
Margin
20.0%
11%
2006 2007
•
Commercial Revenues up 7%
– Growth across all regions
– Integration/Electronic up 21%
•
NA Residential Revenues up 14%
– NA growth despite builder market
decline
– Increased sales to “Big Box”
New electronic product
Market share gains
Price
•
Operating Margin
– Price, productivity gains offset by
restructuring, material inflation,
unfavorable mix and growth
investments
Revenues
($ Millions)
Excl.
Restructuring
19.3%

Q4 2007
$9.06
$0.61
(0.24)
Fourth Quarter EPS
EPS from
Continuing
Operations
Earnings Per Share (Diluted)
0.15
Excluding
Divest. Gain,
Asbestos
(0.03)
Asbestos
Charge
Reported
EPS, Excl.
Divestiture
Gain
Discontinued
Operations -
Divestiture
Gain
Reported
EPS
(1.00)
9.30
(0.18)
$0.82
Discontinued Operations
Impact of
Q4 tax rate,
restructuring
charges
Continuing Operations EPS of $0.82, Excluding Impact of Q4 Tax Rate
and Restructuring Charges

Q4 2007
Asbestos
•
Q4 non-cash asbestos charge of $499M pretax ($277M after-tax)
–
($1.00) EPS impact in Q4
•
Filed separate 8-K on January 11, 2008 with detailed disclosure
–
Charge represents liability for all pending & estimated future asbestos claims, through the year 2053
–
Prior to Q4’07, projected 7 years – future settlement costs
previously not deemed reasonably estimable
–
In Q4’07, IR reviewed history and experience of asbestos-
related litigation, determined it had now become possible to make reasonable estimate
–
Based upon litigation developments, including changing
claims mix, legal & judicial treatment of claims,
accumulated experience in claims resolution

13 Q4 2007 $8,034 2006 Full Year Revenues 2007 $8,763 12.1% Operating Margin 12.4% 9% ($ Millions) Excl. Restructuring 12.4% Solid 2007 Performance

Q4 2007
Full Year 2007 Results
$2.48
$13.43
(0.09)
Continuing Operations:
2007
Revenues $8,763.1
Operating income 1,057.8
Interest expense (136.2)
Other income/(expense) 15.9
Earnings before taxes 937.5
Taxes (204.4)
Earnings from continuing Operations $733.1
Discontinued Operations
(28.1)
Net earnings
$3,966.7
$2.37
$3.20
0.83
2006
$8,033.7
998.5
(133.6)
(7.3)
857.6
(92.6)
$765.0
266.7
$1,032.5
Diluted EPS
Operations
– Net Earnings
– Continuing Operations
11.04 0.00
Gain on Sales of Businesses
Operations
Gain on Sales of Businesses
3,261.7 0.8
($ Millions, except EPS)
– Discontinued Operations
Memo: Tax Rate
10.8% 21.8%

Q4 2007
Full Year 2007 Operating Income
12.1%
$1,058M
$998M
2006
Operating
Income
12.4%
Revenue
Growth
FX,
Other
Inflation
Investments Productivity
2007
Operating
Income
+6%
organic
growth,
price
(3.5%)
inflation
restructuring
& growth
investments
+3.0% cost
productivity
inflation impact & investments
exceed cost productivity
Price + Productivity Offset Significant Cost Inflation

Q4 2007
$0
$200
$400
$600
$800
$1,000
2003 2004 2005 2006 2007
Available Cash Flow
Cash Flow From Operating Activities Minus CAPEX
($ M)
*Excludes tax payment of $217 Million
$630
$804
$784
$743
$714
$931*

Q4 2007
Q4’07 Balance Sheet & Cash Flow
2007 2006
Inventory Turns 6.1 6.6
Receivables (DSO) 63.1 62.6
Payables (DPO) 48.8 43.3
Capital Expenditures $28M $33M
Depreciation and Amortization $35M $40M
Net Cash/(Debt) ($1.6B) $3.3B

($ Million)
Ingersoll Rand Revenue, as reported, 1999-2007F
Road Development
Bobcat, Utility, Attachments
Pumps (IDP)
Bearings
Drill & Dresser Rand
Hussmann
TRANE
12,000
8,000
4,000
1999
2000
2001
2002
2003
2004
2005
2006
2007FC

18 Q4 2007 Ingersoll Rand Executing Disciplined Portfolio Transformation, 1999-2007 From Lower Growth Cyclical…to Higher Growth & Consistency Acquisition Acquisition

Q4 2007
A leading global
diversified
industrial
company with…
Major Milestone in Our Transformation
+
=
•
Enhanced organic growth prospects
•
More consistent earnings profile throughout
business cycle
•
Greater critical mass in international markets
Creating a Premier Company

Q4 2007
Trane Overview
$7.5 Billion 2007 Sales
Sales by Geography
North America
76%
Commercial
Equipment & Systems
48%
Commercial
Controls,
Parts &
Services
29%
•
Founded 1864, headquartered in NJ
•
Concluded separation plan:
– WABCO spin-off, Jul ‘07
– Sale of Bath & Kitchen, Oct ‘07
•
Leading global supplier for commercial &
residential climate control
•
Products include large commercial chillers,
building systems and controls, residential A/C
units
•
Broad Customer Base – Limited exposure to U.S.
new residential construction (5% to 7% of sales)
•
Premier brands:  #1 or #2 Market positions
•
Industry leading distribution
Leading Global Equipment, Systems and Service Business

Q4 2007
Trane’s Leading Products and Distribution
Residential
Commercial
Leading Global Sales and Distribution Network
Over 100 countries
500+ company owned
sales, service and
distribution locations
Strong independent
commercial and residential
distribution
23,000+ associates /
dealers
3,300+ sales engineers
4,300+ service technicians
• Equipment
• Controls
• Systems
• Service
• Parts
• Contracting
• Equipment
• Controls
• Systems
• Indoor Air
Quality
Premier Distribution Network…Compounds Ingersoll Rand
Global Footprint

Ingersoll Rand

TRANE

THERMO KING

HUSSMANN

SCHLAGE

Ingersoll Rand

Club Car

Q4 2007
Ingersoll Rand Portfolio Strength
#1 US
#2 Worldwide
Commercial HVAC
Equipment
#1 North America
lock and door
hardware
#1 Worldwide
golf cars
#1 North America
display cases
#1 North America
service provider
#1 Worldwide
transport
refrigeration
#1 North America
air compressors,
air tools
Trane Joins a Family of Leading Market Positions...Iconic Brands

Q4 2007
Ingersoll Rand + Trane
•
Major portfolio change accomplished
•
During the next 18 – 24 months, cash flow will be
primarily used to retire short term acquisition debt
– No major acquisition activity
– No major divestitures
•
Focus of 2008 to 2010 will be acquisition integration and
synergy execution
– Keep business running smoothly
– Renewed and intensified focus on operational excellence
and continuous improvement

Climate Control
Trane Commercial
Trane Residential
Industrial Technologies
Security Technologies

Q4 2007
Lean Corporate / HQ Structure
Enterprise Services (Shared Services)
Dramatic Growth
•
Provide Innovative Solutions for Customers
Operational Excellence
•
Achieve Continuous Improvement in all Operations
Dual Citizenship
•
Engage Talents, Energy, Enthusiasm of all Ingersoll Rand People
VISION
Business Sectors
Execute Growth &
Productivity
Ingersoll Rand Business
Operating System (BOS):
•
Common structure & principles
•
Drive operational Excellence
•
Repeatable processes
•
Based on Lean Six Sigma
•
Sustained continuous
improvement in productivity,
quality, customer service
Creating Enterprise Value
Sustainable Organic Growth, Margin Expansion, Strong Cash Generation

Q4 2007
2008 Outlook Agenda
•
Economic Outlook
•
Ingersoll Rand Stand-Alone Revenue Growth
•
Ingersoll Rand Stand-Alone Operating Income
•
Trane 2007 Results, 2008 Forecast
•
Ingersoll Rand + Trane Outlook
•
Ingersoll Rand Stand-Alone Q1 Outlook

Q4 2007
2008 Economic Outlook
6.2 6.9 Emerging
1.9 2.4 Developed
Worldwide
Source: JP Morgan
5.5 6.2 Asia Pacific
10.5 11.4 China
1.9 2.7 Western Europe
2.0 2.2 United States
2008 2007 GDP:
26% 24% % Total Revenue
in Euro
4% 1.44 1.38 FX Rate
Source: Internal Data
% Change 2008 2007 Euro:
($100) ($144) ($M) YOY Increase:
Source: Internal Data
2008 2007
Material Cost Inflation:
(In thousands)
1.0% 1.5% United States
Source: Federal Reserve Data, Morgan Stanley, Dodge
8% 28,000 26,000 Europe
(4%) 55,500 58,000 Total
(10%) 988 1,095 Commercial
(6%) 1,510 1,610 Square Footage
1% 522 515 Institutional
Source: *National Association of Homebuilders, **Dodge Data
% Capacity Utilization:
(1-2 pts.) 79.4% 81.4% United States
Industrial Production:
Refrigerated Trailer Units:
(15%) 27,500 32,000 North America
Source: ACT Data, Internal Forecast
Non-Residential:**
(25%) 780 1,045 Single Family Starts
%Change 2008 2007
Residential:*
(% Change)
(% Change)

Q4 2007
2008 IR Stand-Alone Revenue Growth
10%+
Asia Pacific
ESA
Americas
3-4%
Industrial
Security
Climate
8-10%
5-6%
10%+
6-7%
Segment Revenue Growth
Geographic Revenue Growth Revenue by Geography (% of Total)
Currency
Neutral
Total
Growth
FX
Americas
Asia Pacific
Revenue by Geography (% of Total)
11%
ESA

Q4 2007
(2.5%)
inflation
2008 Stand-Alone IR Operating Income
+1.0-1.5
percentage
points
2007
Operating
Income
12.1%
Revenue
Growth
FX,
Other
Inflation
Investments Productivity
2008
Operating
Income
+4-5%
organic
growth,
price
restructuring
& growth
investments
+4.0% cost
productivity
$1,058M
Productivity to exceed impact
of inflation & investments
Productivity Focus, Lower Inflation Drive Margin Expansion

Q4 2007
Continuing Operations: FY’07
Revenues $7,450
EBIT 717
Margin (%) 9.6%
($ Millions)
Q4’07
$1,822
120
6.6%
Trane 2007 Actual, 2008 Forecast
FY’08
$7,860
785-830
10.3%
Up 5-6%
Up 10-15%
+0.7pp
Strong Q4 Results, Solid 2008 Forecast

Q4 2007
IR + Trane 2008 Forecast (May 31 Close)
Interest Expense
EPS – Discontinued Operations
Tax Rate (%)
EPS – Cont. Ops., before
Estimated Inventory Step Up,
OI Margin (%)
Revenues
Interest Income, Other Income
Available Cash Flow
Synergies ($125M annualized)
Diluted Shares Outstanding (Millions)
Purchase Accounting Amortization
($ Million)
Trane
IR
Proforma
$9,400
13%-13.5%
75
(85)
60
22-23%
$4,800
11%
$14,200
12%-13%
($0.40-$0.45)
($0.06)
$1,100
312
(265)
Trane FY’08
$7,860
10%+
Inventory Step Up, Restructuring Costs $3.80-$3.90
Restructuring Costs
($145M annualized)

Q4 2007
Q1 2008 – Standalone IR
$0.70 - 0.75
Continuing Operations:
2008
Revenues $2,095 - 2,115
Operating income 245 - 255
Interest expense (25) - (30)
Other income/(expense) 40 - 45
Earnings before taxes 255 - 275
Taxes (55) - (60)
Earnings from continuing Operations $200 - 215
Discontinued Operations
Net earnings $194 - 209
Diluted EPS
($ Millions, except EPS)
$0.70
2007
$1,976.2
208.6
(35.6)
(0.1)
172.9
(16.3)
$156.6
60.9
$217.5
Average Shares Outstanding (Millions)
279 310
(6)
•
6% - 7% Growth
•
11.5% - 12.0% Op Margin
•
22% Tax Rate

Q4 2007
Direct
SG&A
Corporate/HQ
Indirect
Integration Planning
•
Integration planning underway, 14 teams formed
–
Short-term cost reduction … maintain focus & keep businesses running smoothly
–
Lay groundwork for multi-year continuous improvement
• Full-time Program Office:  10 full-time + outside resources
• 20 full-time VP level team leads – functional experts
– Joint Ingersoll Rand + Trane participation
Near-term synergies:
Corporate/HQ &
Shared Services
Finance,
Human Resources
IT
Legal
Brand Management
Shared Services
Procurement
Direct material
-
(15
commodity teams),
Indirect Cost & Logistics
Multi-year, Strategic:
Cold Chain
Parts & Service
Facilities
Controls
Compressors
Growth

Q4 2007
Stronger, More Diversified Ingersoll Rand
•
Portfolio of Premium Brands … $17+ Billion Global Company
•
Market Leadership Positions in Climate Control, Industrial &
Security Technologies
•
Significant Revenue & Cost Synergy Opportunities
•
Stronger Revenue, Earnings Growth, Cash Generation
•
Time and Resources Focused on Margin Expansion and Cash
Generation
– Continuous Improvement
– Disciplined Program Management
Premier Company...Delivering Higher Returns